

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

<u>**Via Email**</u>
Douglas Tiesi
President and Managing Director
RBS Commercial Funding Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

  Re: **WFRBS Commercial Mortgage Trust 2012-C7**
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 28, 2013
     File No. 333-177891-01

     The Royal Bank of Scotland plc
     Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
     Filed February 13, 2013
     File No. 025-00538

     Liberty Island Group I LLC
     Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
     Filed February 11, 2013
     File No. 025-01194

Dear Mr. Tiesi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Rolaine S. Bancroft

       Rolaine S. Bancroft
       Senior Special Counsel